EXHIBIT 99.1

Equinor ASA: Notifiable trading

The following primary insider, Anders Opedal has on 26 October 2018 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 212.22 in connection with the company's long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant's base salary; ranging from 20-30 per cent depending on the individual's position. On behalf of the participant, the company acquires shares to the net annual amount (gross contribution less tax). The grant is subject to a three-year lock-in period.

Number of acquired shares and the new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	Shares allocated to primary insider	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Opedal, Anders, executive vice president	2,059	20,863	1,774	22,637

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.